FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 17, 2005

Commission File Number  001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Investor Conference Materials entitled, “AU Optronics Corp. FY 2004 Annual Results”, dated February 17, 2005
2.	FY 2004 Condensed Financial Statements of AU Optronics Corp.
3.	Press release entitled, “AU Optronics Reports FY 2004 Results”, dated February 17, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: February 17, 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

                               AU OPTRONICS CORP.

                             FY 2004 Annual Results

                              Investor Conference

                                      2004

                               February 17, 2005

AGENDA

o   Welcome and Introduction

o   FY 2004 Financial Results

o   Remarks

o   Q&A

                               Safe Harbor Notice

The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United
States Securities Act of 1933 and Section 21E of the United States Securities
Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

In addition, financial information contained here within is presented in conformity with accounting principles generally accepted in the Republic of
China ("ROC GAAP"). Readers should be cautioned that these accountinU principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP"). Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU
Optronics' registration statement on Form F-3 filed with the United States
Securities and Exchange Commission on June 17, 2004

FY 2004 Financial Results

Consolidated Income Statement – QoQ Comparison

Amount : NT$ Million Except Per Share Data

	4Q'04[a]		3Q'04[a]		QoQ Change %
Net Sales	39,495	100.0%	38,755	100.0%	1.9%
Cost of Goods Sold	(38,113)	(96.5%)	(31,692)	(81.8%)	20.3%
Gross Profit	1,383	3.5%	7,064	18.2%	(80.4%)
Operating Expenses	(3,311)	(8.4%)	(3,006)	(7.8%)	10.1%
Operating Income	(1,928)	(4.9%)	4,058	10.5%	(147.5%)
Net Non-operating Income (Expense)	(209)	(0.5%)	76	0.2%	(375.0%)
Income before Tax	(2,137)	(5.4%)	4,134	10.7%	(151.7%)
Income Tax Benifit (Expense)	(92)	(0.2%)	0	0.0%	0.0%
Net Income	(2,229)	(5.6%)	4,134	10.7%	(153.9%)
Basic EPS (NT$)[b]	(0.46)		0.87		(152.9%)
Operating Income + D&A	5,183	13.1%	10,724	27.7%	(51.7%)
Unit Shipment (MN)[c]					
Large Size Panels	5.5		4.4		24.5%
Small & Medium Size Panels	9.7		11.0		(11.9%)

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(b) Total weighted average outstanding shares of 4,803 million and 4,755 million were used in Basic EPS calculation for 4Q'04 and 3Q'04

(c) Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches

                       Consolidated Non-Operating Expense

Amount: NT$ Million                            4Q'04(a)                    FY 2004(a)
                                          Actual     % of Sales       Actual      % of Sales
                                          ------     ----------       ------      ----------
Net Interest Income (Expense)             (171)        (0.4%)        (621)          (0.4%)
Idle Assets Impairment                    (137)        (0.4%)        (137)          (0.1%)
Foreign Exchange Gain                       74          0.2%           85            0.1%
Long-term Investment Income (Loss)          (7)        (0.0%)          65            0.0%
Other Non-operating Income                  31          0.1%           21            0.0%
--------------------------                -----        ------        -----          ------
Net Non-operating Expense                 (209)        (0.5%)        (587)          (0.3%)

(a)  Unaudited, prepared by AU Optronics Corp. on a consolidated basis

                         Consolidated Income Statement
                                -- YoY Comparison

Amount: NT$Miilion Except Per Share Data

                                                                                                   YoY
                                                FY 2004(a)                FY 2003                Change %
                                                ----------                -------                --------

Net Sales                                 168,112       100.0%     104,861        100.0%           60.3%
Cost of Goods Sold                       (128,468)      (76.4%)    (81,399)       (77.6%)          57.8%
                                         --------       ------      -------        -----          ------
 Gross Profit                              39,643        23.6%      23,462         22.4%           69.0%
Operating Expenses                        (11,036)       (6.6%)     (7,217)        (6.9%)          52.9%
                                         --------       ------      -------        -----          ------
 Operating Income                          28,607        17.0%      16,245         15.5%           76.1%
Net Non-operating Income (Expense)           (587)       (0.3%)       (672)        (0.6%)         (12.6%)
                                         --------       ------      -------        -----          ------
 Income before Tax                         28,021        16.7%      15,573         14.9%           79.9%
Income Tax Benifit (Expense)                  (61)       (0.0%)         87          0.1%         (170.1%)
                                         --------       ------      -------        -----          ------
 Net Income                                27,959        16.6%      15,660         14.9%           78.5%
                                         --------       ------      -------        -----          ------
  Basic EPS (NT$)(b)                         5.82                     3.65                         59.5%
Return on Equity                             21.4%                    16.9%                        23.5%

Operating Income + D&A                     53,917        32.1%      32,539         31.0%           65.7%

Unit Shipment (MN)~
 Large Size Panels                           18.9                     11.9                         59.0%
 Small & Medium Size Panels                  33.3                     21.5                         54.9%

(a)  Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(b)  Total weighted average outstanding shares of 4 803 million and 4 289 million were used in Basic EPS calculation for 2004 and 2003

(c)  Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches

Consolidated Balance Sheet Highlights – QoQ Comparison

Amount : NT$ Million

	4Q'04[a]	3Q'04[a]	*QoQ Change %*	4Q'03
Cash & ST Investment	19,384	17,817	*8.8%*	20,248
Inventory	15,885	20,970	*(24.2%)*	9,956
Short Term Debt[b]	13,267	6,163	*115.3%*	7,193
Long Term Debt	46,334	34,951	*32.6%*	25,306
Equity	130,562	133,052	*(1.9%)*	92,655
Total Assets	230,691	214,586	*7.5%*	158,070

	4Q'04	3Q'04	4Q'03
Inventory Turnover (Days)[c]	44	56	33
Debt to Equity	45.6%	30.9%	35.1%
Net Debt to Equity	32.0%	18.7%	15.7%

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b) Short term debt refers to all interest bearing debt maturing within one year
(c) Annualized, calculated by dividing the average inventory into the cost of goods sold during such period, then multiplying by 365 days

Consolidated Cash Flow Highlights – QoQ Comparison

Amount : NT$ Million	4Q'04[a]	3Q'04[a]	*QoQ Change*
From Operation	**14,241**	**5,427**	***8,814***
Net Profit	(2,229)	4,134	*(6,363)*
Depreciation & Amortization	7,111	6,667	*444*
From Investment	**(31,112)**	**(20,412)**	***(10,700)***
Capital Expenditure	**(26,676)**	**(22,074)**	***(4,602)***
From Financing	**18,711**	**(7,059)**	***25,770***
Repayment of Long Term Debt	(1,847)	(1,599)	*(248)*
Long Term Debt	14,373	221	*14,152*
Short Term Debt	6,183	(21)	*6,204*
Cash Dividend	0	(5,208)	*5,208*

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

AUO

Consolidated Cash Flow Highlights
                                -- YoY Comparison

                                                                        YoY
                                       FY2004            FY2003        Change
                                       ------            ------        ------
From Operation                         49,394            37,041        12,353
Net Profit                             27,959            15,660        12,299
Depreciation &Amortization             25,309            16,295         9,014
From Investment                       (87,010)          (40,339)      (46,671)
Capital Expenditure                   (81,869)          (39,301)      (42,568)
                                      --------          --------      --------
From Financing                         37,615            (4,673)       42,288
Repayment ofLong Term Debt             (6,892)          (10,792)        3,900
Long Term Debt                         28,316             8,740        19,576
Short Term Debt                         5,882              (470)        6,352
Cash Dividend                          (5,208)           (2,007)       (3,201)

(a)  Unaudited prepared by AU Optronics Corp on a consolidated basis

                     Consolidated Large Size Panel Shipment
                                  & Blended ASP

[GRAPHIC OMITTED]

(a)  Unaudited prepared by AU Optronics Corp on a consolidated basis

(b)  Large size refers to panels that are 10 inches and above in diagonal measurement

                   Quarterly Consolidated Small & Medium Size
                           Panel Shipment & Revenues

[GRAPHIC OMITTED]

(a)  Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(b)  Small & Medium size refers to panels that are under 10 inches in diagonal measurement

                      Consolidated Revenue by Application

[GRAPHIC OMITTED]

(a)  Unaudited, prepared by AU Optronics Corp. on a consolidated basis

                           Installed Capacity by Fab

                   Substrate       12/2004          3/2005(F)        6/2005(F)       12/2005(F)
    FAB            Size (mm)      Capacity(a)      Capacity(a)     Capacity(a)       Capacity(a)
    ---            ---------      -----------      -----------     -----------       -----------
L3A (G3.5)        610 x  720       45,000           45,000          45,000            45,000
L3B (03.5)        610 x  720        5,000 LTPS      5,000 LTPS       5,000 LTPS        5,000 LTPS
                                   25,000 a-Si     25,000 a-Si       25,000 a-Si      25,000 a-Si
L5  (G3.5)        600 x  720       60,000           60,000           60,000           60,000
L6  (G4.0)        680 x  880       60,000           60,000           60,000           60,000
L8A (05.0)       1100 x 1250       50,000           50,000           50,000           50,000
L8B (05.0)       1100 x 1300       70,000           70,000           70,000           70,000
L8C (G5.0)       1100 x 1300         n.a.             n.a.            n.a.            40,000
L10 (06.0)       1500 x 1850         n.a.            5,000           30,000           60,000

(a) Monthly capacity based on glass input

                            Enrich Digital Lifestyle

                               http://www.auo.com
                               ------------------

                                   IR@auo.com
                                   ----------

Item 2

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)
December 31, 2004 and 2003
(Figures in Millions of New Taiwan dollars (NTD) and U.S. Dollars (USD))

	December 31, 2004			December 31, 2003		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	561	17,798	7.7	17,962	11.4	(164)	(0.2)
Short-term Investment	50	1,587	0.7	2,286	1.4	(700)	(1.0)
Notes & Accounts Receivables	653	20,718	9.0	16,961	10.7	3,757	5.2
Inventories	500	15,885	6.9	9,956	6.3	5,929	8.2
Other Current Financial Assets	19	603	0.3	285	0.2	318	0.4
Other Current Assets	99	3,157	1.3	3,232	2.0	(75)	(0.1)

Total Current Assets	1,882	59,747	25.8	50,682	32.1	9,065	12.5

Long-term Investments	187	5,947	2.6	887	0.6	5,061	7.0

Fixed Assets	6,994	221,987	96.2	140,409	88.8	81,578	112.3
Less Accumulated Depreciation	(1,961)	(62,244)	(27.0)	(39,857)	(25.2)	(22,387)	(30.8)

Net Fixed Assets	5,033	159,743	69.2	100,553	63.6	59,191	81.5

Other Assets	166	5,253	2.3	5,949	3.9	(696)	(1.0)

Total Assets	7,268	230,691	100.0	158,071	100.0	72,620	100.0

LIABILITIES

Short-term borrowings	195	6,183	2.7	301	0.2	5,882	8.1
Accounts Payable	1,104	35,046	15.2	29,322	18.5	5,724	7.9
Current Installments of Long-term Liabilities	223	7,084	3.1	6,892	4.4	192	0.3
Other Current Liabilities	167	5,287	2.3	3,275	2.1	2,012	2.8

Total Current Liabilities	1,688	53,601	23.2	39,790	25.2	13,811	19.0

Long-term Borrowings	1,271	40,334	17.5	25,306	16.0	15,028	20.7
Bonds Payable	189	6,000	2.6	0	0.0	6,000	8.3
Other Long-term Liabilities	6	194	0.1	320	0.2	(126)	(0.2)

Total Liabilities	3,154	100,129	43.4	65,416	41.4	34,713	47.8

SHAREHOLDERS’ EQUITY

Common Stock	1,562	49,580	21.5	43,522	27.5	6,058	8.3
Capital Surplus	1,423	45,165	19.6	32,198	20.4	12,967	17.9
Retained Earnings	1,143	36,270	15.7	17,181	10.9	19,089	26.3
Cumulative Translation Adjustment	(6)	(202)	(0.1)	5	0.0	(207)	(0.3)
Treasury Stock	(8)	(251)	(0.1)	(251)	(0.02)	0	(0.0)

Total Stockholders’ Equity	4,113	130,562	56.6	92,655	58.6	37,907	52.2

Total Liabilities & Stockholders’ Equity	7,268	230,691	100.0	158,071	100.0	72,619	100.0

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amount in New Taiwan dollars translated into US dollars at the exchange rate of NTD 31.74 per US dollar as of December 31, 2004

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
(UNAUDITED)
For the Three Months Ended December 31, 2004 and 2003
(Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD)
Except for Per Share Data and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison

	4Q 2004	4Q 2004	% of	4Q 2003	YoY	4Q 2004	4Q 2004	% of	3Q 2004	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	1,244	39,495	100.0	34,379	14.9	1,244	39,495	100.0	38,755	1.9
Cost of Goods Sold	1,201	38,113	96.5	24,742	54.0	1,201	38,113	96.5	31,692	20.3

Gross Profit	44	1,383	3.5	9,638	(85.7)	44	1,383	3.5	7,064	(80.4)

Operating Expenses
SG&A	51	1,624	4.1	922	76.1	51	1,624	4.1	1,810	(10.3)
R&D	53	1,686	4.3	1,205	40.0	53	1,686	4.3	1,196	41.0

Total Operating Expenses	104	3,311	8.4	2,127	55.6	104	3,311	8.4	3,006	10.1

Total Operating Income	(61)	(1,928)	(4.9)	7,510	(125.7)	(61)	(1,928)	(5.0)	4,058	(147.5)

Net Non-Operating Expenses	(7)	(209)	(0.5)	(31)	571.8	(7)	(209)	(0.5)	76	(374.3)

Income before Income Tax	(67)	(2,137)	(5.4)	7,479	(128.4)	(67)	(2,137)	(5.4)	4,134	(151.7)

Income Tax Benefit (Expense)	(3)	(92)	(0.2)	87	0.0	(3)	(92)	(0.2)	0	-

Net Income	(70)	(2,229)	(5.6)	7,566	(129.5)	(70)	(2,229)	(5.6)	4,134	(153.9)

Basic Earnings Per Share	(0.01)	(0.46)		1.76		(0.01)	(0.46)		0.87

Basic Earnings Per ADS (3)	(0.15)	(4.64)		17.64		(0.15)	(4.64)		8.69

Weighted Average Number of Shares Outstanding (Million)		4,803		4,289			4,803		4,755

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) New Taiwan dollars amounts translated into U.S. dollars at the exchange rate of NT$31.74 per US dollar as of December 31, 2004
(3) 1 ADR equals 10 ordinary shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
December 31, 2004 and 2003
(Figures in Millions of New Taiwan dollars (NTD) and U.S. dollars (USD))

	2004		2003

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income	881	27,959	15,660
Depreciation & Amortization	797	25,309	16,295
Provision for Inventory Devaluation	19	588	324
Short-term Investment Loss Recovery Profit	(2)	(72)	(14)
Changes in Working Capital & Others	(138)	(4,392)	4,777

Net Cash Provided by Operating Activities	1,556	49,394	37,041

Cash Flows from Investing Activities:
Decrease (Increase) in Short-term Investments	22	709	974
Acquisition of Property, Plant and Equipment	(2,579)	(81,869)	(39,301)
Proceeds from Disposal of Property, Plant and Equipment	0	0	11
Increase in Long-term Equity Investments	(170)	(5,385)	(817)
Proceeds from Disposal of Long-term Investment	7	231	0
Increase in Restricted Cash in Bank	0	0	23
Increase in Intangible Assets	(23)	(721)	(1,093)
Decrease (Increase) in Other Assets	1	26	(137)

Net Cash Used in Investing Activities	(2,741)	(87,010)	(40,339)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	185	5,882	(470)
Increase (Decrease) in Long-term Borrowings	675	21,424	(2,052)
Issuance of Common Stock for Cash	503	15,967	0
Cash Dividend	(164)	(5,208)	(2,007)
Increase in Treasury Stock	0	0	(68)
Others	(14)	(450)	(76)

Net Cash Provided by (Used in) Financing Activities	1,185	37,615	(4,673)

Effect of Exchange Rate Change on Cash	(5)	(163)	(25)

Net Increase (Decrease) in Cash and Cash Equivalents	(5)	(164)	(7,995)

Cash and Cash Equivalents at Beginning of Period	566	17,962	25,957
Cash and Cash Equivalents at End of Period	561	17,798	17,962

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amount in New Taiwan dollars translated into US dollars at the exchange rate of NT$ 31.74 per US dollar

AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
(UNAUDITED)
December 31, 2004 and 2003
(Figures in Millions of New Taiwan dollars (NTD) and US dollars (USD))

	December 31, 2004			December 31, 2003		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	521	16,529	7.5	16,624	10.8	(95)	(0.6)
Short-term Investments	50	1,587	0.7	2,137	1.4	(550)	(25.7)
Notes & Accounts Receivable	655	20,779	9.4	19,406	12.6	1,373	7.1
Other Current Financial Assets	16	504	0.2	247	0.2	257	104.0
Inventories	435	13,794	6.2	8,515	5.5	5,279	62.0
Other Current Assets	96	3,057	1.4	3,219	2.1	(162)	(5.0)

Total Current Assets	1,772	56,249	25.4	50,147	32.6	6,102	12.2

Long-term Investments	353	11,216	5.1	3,241	2.1	7,975	246.1

Fixed Assets	6,593	209,250	94.5	133,962	87.1	75,288	56.2
Less Accumulated Depreciation	(1,895)	(60,162)	(27.2)	(39,119)	(25.4)	(21,043)	53.8

Net Fixed Assets	4,697	149,088	67.3	94,843	61.6	54,245	57.2

Other Assets	154	4,888	2.2	5,620	3.7	(732)	(13.0)

Total Assets	6,977	221,440	100.0	153,851	100.0	67,589	43.9

LIABILITIES

Short-term Borrowing	183	5,800	2.6	0	0.0	5,800	-
Accounts Payable	993	31,530	14.2	29,761	19.3	1,769	5.9
Current Installments of Long-term Liabilities	186	5,896	2.7	6,892	4.5	(996)	(14.5)
Other Current Liabilities	157	4,968	2.2	2,970	1.9	1,998	67.3

Total Current Liabilities	1,518	48,194	21.8	39,623	25.8	8,571	21.6

Long-term Borrowings	1,150	36,492	16.5	21,253	13.8	15,239	71.7
Bonds Payable	189	6,000	2.7	0	0.0	6,000	-
Other Long-term Liabilities	6	192	0.1	320	0.2	(128)	(40.0)

Total Liabilities	2,863	90,878	41.0	61,196	39.8	29,682	48.5

SHAREHOLDERS’ EQUITY

Common Stock	1,562	49,580	22.4	43,522	28.3	6,058	13.9
Capital Surplus	1,423	45,165	20.4	32,198	20.9	12,967	40.3
Retained Earnings	1,143	36,270	16.4	17,181	11.2	19,089	111.1
Cumulative Translation Adjustment	(6)	(202)	(0.1)	5	0.0	(207)	(4140.0)
Treasury Stock	(8)	(251)	(0.1)	(251)	(0.2)	0	0.0

Total Stockholders’ Equity	4,113	130,562	59.0	92,655	60.2	37,907	40.9

Total Liabilities & Stockholders’ Equity	6,977	221,440	100.0	153,851	100.0	67,589	43.9

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amount in New Taiwan dollars translated into US dollars at the exchange rate of NTD 31.74 per US dollar as of December 31, 2004

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
(UNAUDITED)
Year Ended December 31, 2004 and 2003 and for the Three Months Ended December 31, 2004 and September 30, 2004
(Figures in Millions of New Taiwan Dollars (NTD) and US Dollars (USD)
Except for Per Share Data and Outstanding Shares)

	Year over Year Comparison					Sequential Comparison

	2004		% of	2003	YoY	4Q 2004		% of	3Q 2004	QoQ
	USD (1)	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	5,186	164,603	100.0	97,610	68.6	1,170	39,065	100.0	38,658	1.1
Cost of Goods Sold	3,964	125,809	76.4	75,290	67.1	1,151	38,431	98.4	31,041	23.8

Gross Profit	1,222	38,794	23.6	22,321	73.8	19	635	1.6	7,617	(91.7)

Operating Expenses
SG&A	171	5,412	3.3	3,364	60.9	41	1,376	3.6	1,586	(13.2)
R&D	150	4,772	2.9	3,386	40.9	51	1,686	4.3	1,196	41.0

Total Operating Expenses	321	10,184	6.2	6,750	50.9	92	3,062	7.8	2,782	10.1

Total Operating Income	901	28,610	17.4	15,570	83.8	(73)	(2,428)	(6.2)	4,835	(150.2)

Net Non-Operating Income (Expenses)	(19)	(589)	(0.4)	3	(19,733.3)	9	290	0.7	(701)	(141.4)

Income before Income Tax	883	28,021	17.0	15,573	79.9	(64)	(2,137)	(5.5)	4,134	(151.7)

Income Tax (Expense) Benefit	(2)	(61)	0.0	87	(170.1)	(3)	(92)	(0.02)	0	-

Net Income	881	27,959	17.0	15,660	78.5	(67)	(2,229)	(5.7)	4,134	(153.9)

Basic Earnings Per Share	0.183	5.82		3.65		(0.015)	(0.464)		0.869

Basic Earnings Per ADS (2)	1.83	58.22		36.51		(0.15)	(4.64)		8.69

Weighted Average Number of Shares Outstanding (Million)		4,803		4,289			4,803		4,755

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) New Taiwan dollars amounts translated into U.S. dollars at the exchange rate of NT$31.74 per US dollar as of December 31, 2004
(3) 1 ADR equals 10 ordinary shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
December 31, 2004 and 2003
(Figures in Millions of New Taiwan dollars (NTD) and US dollars (USD))

	2004		2003

	USD	NTD	NTD

Cash Flows from Operating Activities:

Net Income	881	27,959	15,660
Depreciation & Amortization	750	23,816	15,672
Provision for Inventory Devaluation	18	560	224
S.T & L.T Investment Loss (Gain)	4	133	(662)
Changes in Working Capital & Others	(143)	(4,534)	4,422

Net Cash Provided by Operating Activities	1,511	47,934	35,316

Cash Flows from Investing Activities:
Decrease in Short-term Investments	18	558	1,172
Acquisition of Property, Plant and Equipment	(2,399)	(76,155)	(36,200)
Proceeds from Disposal of Property, Plant and Equipment	10	318	561
Increase in Long-term Equity Investments	(276)	(8,774)	(1,514)
Proceeds from Disposal of Long-term Investment	7	231	0
Decrease in Restricted Cash in Bank	0	0	23
Increase in Intangible Assets	(15)	(483)	(996)
Decrease (Increase) in Other Assets	(3)	(93)	(3)

Net Cash Used in Investing Activities	(2,659)	(84,398)	(36,958)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	183	5,800	0
Decrease in Guarantee Deposits	(0)	(0)	(22)
Increase (Decrease) in Long-term Borrowings	644	20,446	(5,240)
Issuance of Common Stock for Cash	503	15,967	0
Directors' and Supervisors' Remuneration	(14)	(451)	(54)
Cash Dividends	(164)	(5,208)	(2,007)
Increase in Treasury Stock	0	0	(68)

Net Cash Provided by (Used in) Financing Activities	1,152	36,554	(7,391)

Effect of Exchange Rate Change on Cash	(6)	(186)	(2)

Net Decrease in Cash and Cash Equivalents	(2)	(96)	(9,035)

Cash and Cash Equivalents at Beginning of Period	524	16,624	25,659
Cash and Cash Equivalents at End of Period	521	16,529	16,624

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amount in New Taiwan dollars translated into US dollars at the exchange rate of NTD 31.74 per US dollar

Item 3

News Release

AU OPTRONICS REPORTS FY 2004 RESULTS

Consolidated Revenues of NT$168,112 Million and Net Income of NT$27,959 Million

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced its unaudited consolidated results of operations for FY2004. All financial information was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”). There are many differences between ROC GAAP and U.S. GAAP, some of which are described in the notes to the financial statements contained in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on May 7, 2004. The unaudited financial information mentioned herein is not necessarily indicative of our future financial results.

Hsin Chu, Taiwan, February 17, 2005 –

     AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today held a meeting of the Board of Directors and Supervisors, at which the Board approved its results of operations for the fiscal year ended December 31, 2004. The Company also released unaudited results for 4Q 2004 and FY 2004. All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”).

     For the year of 2004, AUO’s consolidated revenues set a new record to reach NT$168,112 million (US$ 5,297 million), a 60.3% increase from FY 2003. Net income for FY2004 grew 78.5% to NT$27,959 million (US$ 881 million) from the previous year. Basic EPS set a new record to reach NT$5.82 (US$0.18 per common share and US$1.83 per ADS) for 2004.

     “Despite a particularly difficult business environment in 2H 2004, AUO was able to achieve both record sales and net profit for FY 2004, the best performance since the Company’s inception and the highest achieved ever in Taiwan’s TFT-LCD industry.” Said Mr. Max Cheng, Vice President and Chief Financial Officer of AU Optronics Corp. “This performance is attributed to AUO’s remarkable execution capability, product mix management, customer portfolio, cost competitiveness, manufacturing capability, technology, R&D and design know-how. As a result, our ROE improved from 16.9% in 2003 to 21.4% in 2004.” The management also achieved considerable success in managing production costs and working capital management, which resulted in notable 24.2% reduction in inventory and the inventory turnover days were reduced from 56 days at the end of 3Q04 to 44 days at the end of 4Q04.

     AUO’s large size panel shipment (10” and above) also posted strong growth, supported by the Company’s 5G fab capacity. Shipment of large size panels reached 18.9 million, up 59.0% YoY. The company also managed to maintain the leading global

News Release

position for 19” Panels for PC Monitor application and reach 2.6 million units in 2004. Shipment of small- and medium-sized panels (mostly for consumer application) broke the 30 million mark to exceed 33.3 million, a 54.9% growth from 2003.

     “LCD TV is expected to be a key growth driver for the year 2005.” Dr. Hui Hsiung, Executive Vice President of AU Optronics Corp. pointed out. “AUO’s LCD TV business will also reflect its well thought out strategy, as revealed by our 48% QoQ growth in LCD TV revenues in 4Q04.” The Company is expected to play an important role in the fast emerging LCD TV market, supported by its strong research and development, design capability, product and process technology, and enhanced production efficiency from its G6 fab (1,500 x 1,850mm), which is expected to commence mass production in March 2005 and is expected to reach design capacity of 60,000 substrates per month by the end of 2005. The Company has successfully turned on the first 32”W LCD TV panel in January 2005 by its G6 fab, following its first success of 19” monitor panel by its G6 fab in November 2004. The timely capacity expansion contributed by the Company’s G6 fab is expected to be instrumental to its business opportunity in the LCD TV sector.

Conference Call & Webcast Notice:
AUO’s quarterly review conference call will be held at 8:00 pm Taiwan Time (GMT +08:00) on Thursday, February 17, 2005. The conference call will also be recorded for replay via AUO’s web site at http://www.auo.com

Safe Harbour Notice
Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form F-3 filed with the United States Securities and Exchange Commission on June 17, 2004.

#               #               #

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211    Fax: +886-3-5772730
Email: yawenhsiao@auo.com